# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D509
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 850 NEW BURTON ROAD, SUITE 201, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0001352546
Persons authorized to receive notices and communications: Deerfield Management Company, 345 Park Avenue South, 12th Floor, New York, New York (NY), 10010, 212-551-1600; Jonathan D. Weiner, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800; Mark D. Wood, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800

## Reporting persons
- Deerfield Private Design Fund V, L.P. (CIK 0001815437): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 266,424; sole dispositive power 0; shared dispositive power 266,424; aggregate amount beneficially owned 266,424 (2.37% of the class)
  Comment: The number of shares of Common Stock beneficially owned by the Reporting Person consists of (i) 177,789 shares of Common Stock and (ii) an aggregate of 88,635 shares of Common Stock underlying warrants that are currently exercisable (subject to the Beneficial Ownership Limitation (as defined below)). The provisions of the warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Beneficial Ownership Limitation"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Beneficial Ownership Limitation.
- Deerfield Mgmt V, L.P. (CIK 0001876688): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 266,424; sole dispositive power 0; shared dispositive power 266,424; aggregate amount beneficially owned 266,424 (2.37% of the class)
  Comment: Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants held by, Deerfield Private Design Fund V, L.P. See Comment to Type of Reporting Person for Deerfield Private Design Fund V, L.P.
- Deerfield Healthcare Innovations Fund II, L.P. (CIK 0001780064): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 266,424; sole dispositive power 0; shared dispositive power 266,424; aggregate amount beneficially owned 266,424 (2.37% of the class)
  Comment: The number of shares of Common Stock beneficially owned by the Reporting Person consists of (i) 177,789 shares of Common Stock and (ii) an aggregate of 88,635 shares of Common Stock underlying warrants that are currently exercisable (subject to the Beneficial Ownership Limitation (as defined below)). The provisions of the warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Beneficial Ownership Limitation"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon the exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Beneficial Ownership Limitation.
- Deerfield Mgmt HIF II, L.P. (CIK 0001665736): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 266,424; sole dispositive power 0; shared dispositive power 266,424; aggregate amount beneficially owned 266,424 (2.37% of the class)
  Comment: Comprised of shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants held by, Deerfield Healthcare Innovations Fund II, L.P. See Comment for Type of Reporting Person 3 for Deerfield Healthcare Innovations Fund II, L.P.
- Deerfield Management Company, L.P. (CIK 0001009258): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 533,370; sole dispositive power 0; shared dispositive power 533,370; aggregate amount beneficially owned 533,370 (4.7% of the class)
  Comment: Comprised of (i) shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants held by, Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P (see Comment for Type of Reporting Person for each of Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P.); and (ii) 522 shares of Common Stock issuable upon exercise of options held by Jonathan Leff for the benefit, and at the direction, of Deerfield Management Company, L.P.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 533,370; sole dispositive power 0; shared dispositive power 533,370; aggregate amount beneficially owned 533,370 (4.7% of the class)
  Comment: Comprised of (i) shares of Common Stock held by, and shares of Common Stock issuable upon exercise of warrants held by, Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. (see Comment for Type of Reporting Person for each of Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P.); and (ii) 522 shares of Common Stock issuable upon exercise of options held by Jonathan Leff for the benefit, and at the direction, of Deerfield Management Company, L.P.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 850 NEW BURTON ROAD, SUITE 201, DOVER, Delaware (DE), 19904
Comment: This Amendment No. 7 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Private Design Fund V, L.P. ("Deerfield Private Design V"), (ii) Deerfield Mgmt V, L.P. ("Deerfield Mgmt V") (iii) Deerfield Healthcare Innovations Fund II, L.P. ("Deerfield HIF II"), (iv) Deerfield Mgmt HIF II, L.P. ("Deerfield Mgmt HIF II"), (v) Deerfield Management Company, L.P. ("Deerfield Management"), and (vi) James E. Flynn, a natural person ("Flynn," and collectively with Deerfield Management, Deerfield Private Design V, Deerfield Mgmt V, Deerfield HIF II, Deerfield Mgmt HIF II, the "Reporting Person"), with respect to the Common Stock of BiomX Inc., as previously amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto (such Schedule 13D, as so amended, the "Schedule 13D"). Deerfield Private Design V and Deerfield HIF II are referred to herein, collectively, as the "Funds" and each as a "Fund." Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(1) Deerfield Mgmt V, L.P.
Number of shares: 266,424 (comprised of shares of Common Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P.)
Percentage of Shares: 2.37%*

(2) Deerfield Private Design Fund V, L.P.
Number of shares: 266,424 (comprised of shares of Common Stock and shares of Common Stock underlying warrants,)
Percentage of Shares: 2.37%*

(3) Deerfield Mgmt HIF II, L.P., L.P.
Number of shares: 266,424 (comprised of shares of Common Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Healthcare Innovations Fund II, L.P.)
Percentage of Shares: 2.37%*

(4) Deerfield Healthcare Innovations Fund II, L.P.
Number of shares: 266,424 (comprised of shares of Common Stock and shares of Common Stock underlying warrants)
Percentage of Shares: 2.37%*

(5) Deerfield Management
Number of shares: 533,370 (comprised of (i) shares of Common Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. and (ii) shares of Common Stock issuable upon exercise of options held by Jonathan Leff for the benefit, and at the direction, of Deerfield Management)
Percentage of Shares: 4.70%*

(6) Flynn
Number of shares: 533,370 (comprised of (i) shares of Common Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund V, L.P. and Deerfield Healthcare Innovations Fund II, L.P. and (ii) shares of Common Stock issuable upon exercise of options held by Jonathan Leff for the benefit, and at the direction, of Deerfield Management)
Percentage of Shares: 4.70%*

*Throughout this report, the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflects 11,160,153 shares of Common Stock outstanding as of June 2, 2026, as set forth in the Company's Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the "SEC") on June 8, 2026. The number of shares of Common Stock beneficially owned by the Reporting Persons includes eighteen shares of Common Stock issued pursuant to the Funds' election to convert shares of Series X Preferred Stock into Common Stock on May 28, 2026 (in addition to the shares of Common Stock issued upon such conversion, as reported in Amendment No. 6 to the Schedule 13D), which eighteen shares were not reflected in Amendment No. 6 to the Schedule 13D due to a clerical error.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Deerfield Mgmt V, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 266,424
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 266,424

(2) Deerfield Private Design Fund V, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 266,424
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 266,424

(3) Deerfield Mgmt HIF II, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 266,424
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 266,424

(4) Deerfield Healthcare Innovations Fund II, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 266,424
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 266,424

(5) Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 533,370
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 533,370

(6) Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 533,370
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 533,370

Flynn is the sole manager of the general partner of each of Deerfield Mgmt V and Deerfield Mgmt HIF II and Deerfield Management. Deerfield Mgmt V is the general partner of Deerfield Private Design Fund V, L.P.; Deerfield Mgmt HIF II is the general partner of Deerfield Healthcare Innovations Fund II, L.P.; and Deerfield Management is the investment manager of each Fund. Each Fund purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.
Transactions in the class effected during the past sixty days: Transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D are set forth on Exhibit 99.11 to this Amendment or disclosed in Item 3 to this Amendment. All transactions reflected in Exhibit 99.10 to this Amendment were effected in open market transactions on the Nasdaq Global Market in the ordinary course of the applicable Reporting Person's business.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 16, 2026, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Index

Exhibit 99.11 Transactions in Securities

## Signatures
- Deerfield Private Design Fund V, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (06/16/2026)
- Deerfield Mgmt V, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (06/16/2026)
- Deerfield Healthcare Innovations Fund II, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (06/16/2026)
- Deerfield Mgmt HIF II, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (06/16/2026)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (06/16/2026)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (06/16/2026)